SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For March 24, 2020

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXCEPT FOR REFERENCES TO “TOTAL ADJUSTED NET REVENUE”, “PS PAYMENT REVENUE”, “PS PAYMENT ADJUSTED NET REVENUE”, “PS OTHER REVENUE”, “PS OTHER ADJUSTED NET REVENUE”, “PAYMENT AVERAGE ADJUSTED NET REVENUE YIELD”, “PAYMENT SERVICES SEGMENT NET REVENUE YIELD”, “CONSUMER FINANCIAL SERVICES SEGMENT NET REVENUE”, “CFS SEGMENT NET REVENUE YIELD”, “SME NET REVENUE”, “ROCKETBANK NET REVENUE”, “ADJUSTED EBITDA”, “ADJUSTED EBITDA MARGIN”, “ADJUSTED NET PROFIT”, “ADJUSTED NET PROFIT PER SHARE”, AND “2020 GUIDANCE”, EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-235239) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-190918; FILE NO. 333-212441) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1	“QIWI Announces Fourth Quarter and Full Year 2019 Financial Results” press release dated March 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: March 24, 2020	By:	/s/ Varvara Kiseleva
Varvara Kiseleva
Interim Chief Financial Officer